Invesco ETFs 3500 Lacey Road, Suite 700 Downers Grove, IL 60515

August 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Scott Lee

Re:	Invesco Actively Managed Exchange-Traded Commodity Fund Trust
File Nos. 333-193135; 811-22927
Responses to Comments on Post-Effective Amendment No. 93

Dear Mr. Lee:

This letter responds to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed to us via telephone on July 22, 2022, regarding Post-Effective Amendment No. 93 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Actively Managed Exchange-Traded Commodity Fund Trust (the “Trust”), which is also Post-Effective Amendment No. 97 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed with the SEC on June 7, 2022 to register a new series of the Trust, the Invesco Agriculture Commodity Strategy No K-1 ETF (the “Fund”). For your convenience, each of your comments, as we understand them, is repeated below with the Trust’s responses immediately following. Capitalized terms used below and not otherwise defined herein have the same meanings as in the Amendment.

We hereby confirm that all outstanding and/or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter. We also confirm that if disclosure is revised in the subsequent post-effective amendment in response to a comment from the Staff, we will make corresponding changes to the disclosure in other applicable locations within the post-effective amendment.

U.S. Securities and Exchange Commission

Mr. Scott Lee

August 12, 2022

1.	Comment:	Please confirm whether the Fund will combine the information required by Item 6(c)(4) of Form N-1A into the information required by Item 1(b)(1), as permitted by Instruction 4 of Item 6 of Form N-1A.

	Response:	The Fund confirms that it does not intend to rely on the referenced option described in Instruction 4 of Item 6 of Form N-1A, but will include the information required by Item 6(c)(4) under the section entitled “Purchase and Sale of Shares.”

2.	Comment:	Please provide a completed fee table and expense example for the Fund.

	Response:	We have included all outstanding information in the Fund’s fee table and expense example. The completed fee table and expense example is contained in Appendix A to this letter.

3.	Comment:	Please confirm supplementally that any fees associated with the Fund’s creation and redemption activity are not reflected in the fee table and expense example.

	Response:	We confirm that the fee table and expense example do not reflect fees associated with the Fund’s creation and redemption activity.

4.	Comment:	Please confirm supplementally that the Subsidiary’s management fee is included in the “Management Fee” line item within the fee table, and that the Subsidiary’s expenses are included in “Other Expenses” line item.

	Response:	The Subsidiary’s financial statements will be consolidated with the Fund’s financial statements. We confirm that the information regarding the management fee and other expenses in the Fund’s fee table will reflect the Fund’s and the Subsidiary’s combined expenses.

5.	Comment:	Please confirm supplementally that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, and that such books and records will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

	Response:	We hereby confirm that the Subsidiary and its board of directors will consent to inspection of the Subsidiary’s books and records. We also confirm that the Subsidiary’s books and records will be maintained in the United States, together with the Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder.

6.	Comment:	Please confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process.

	Response:	We hereby confirm that the Subsidiary and its board of directors will designate a domestic agent for service of process.

U.S. Securities and Exchange Commission

Mr. Scott Lee

August 12, 2022

7.	Comment:	We note that footnote 3 to the expense table describes a waiver of a portion of the Fund’s management fee. Please disclose, if applicable, that the Adviser may recoup any fees waived pursuant to the fee waiver agreement described therein. If recoupment is permitted, please note the recoupment terms in the footnote and state that (1) the fees waived and/or expenses borne by the Adviser are subject to recoupment by the Adviser only within three years from the date the fees were waived or the expenses were incurred, and that (2) no recoupment will be made if it would result in the Fund exceeding (i) its current expense cap or (ii) the expense cap in effect at the time the fees and/or expenses subject to recoupment were waived and/or borne by the Adviser.

	Response:	We confirm that the fees waived and/or expenses borne by the Adviser under this agreement are not subject to recoupment.

8.	Comment:	With respect to the Fund’s Subsidiary:

(A) Clarify that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

(B) Please disclose that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20). The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Post-Effective Amendment. If the investment adviser to the Subsidiary and the Fund is the same, the Board’s review of each agreement may be combined.

(C) Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Please identify the custodian of the Subsidiary.

(D) To the extent not already disclosed, include disclosure of the Subsidiary’s principal investment strategies and principal risks. The principal investment strategies and principal risk disclosures of the Fund should reflect aggregate operations of the Fund and the Subsidiary.

	Response:	(A) We respectfully note that funds are not required by Form N-1A’s line item disclosure to make references in their prospectuses to these specific 1940 Act sections or otherwise disclose how they intend to comply with such sections. Furthermore, we note that Form N-1A requires avoiding “lengthy legal and technical discussions” or “simply restating legal or regulatory requirements to which funds are generally subject” in General Instruction C.1.(c) of Form N-1A. As a result, we believe that this additional disclosure would not be required, and would not be particularly helpful to investors. Accordingly, we respectfully decline to include the requested disclosure in the Fund’s prospectus. However, we do supplementally represent to the Staff that the Fund intends to comply with the provisions of the 1940 Act governing investment policies (Section 8) and

U.S. Securities and Exchange Commission

Mr. Scott Lee

August 12, 2022

capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

(B) Because the contract between the Subsidiary and the Adviser does not involve the Fund (or any other registered investment company), we note that the contract will not be subject to either Section 15(a) or Section 15(c) of the 1940 Act. However, the agreement is structured to provide either identical or equivalent protections under Sections 15(a) or 15(c). We note that the contract between the Adviser and the Subsidiary will be expressly terminable, without penalty, by a vote of the outstanding voting securities of the Subsidiary, which would permit the Fund’s Board of Trustees (“Board”) to terminate the agreement at any time. In addition, it will precisely describe the compensation to be paid. Furthermore, the agreement between the Subsidiary and the Adviser contains a provision pursuant to which it will automatically terminate if the agreement between the Fund and the Adviser terminates, including pursuant to an assignment within the meaning of Section 2(a)(4) of the 1940 Act and related rules. Although the Board will receive information regarding the relationship between the Adviser and the Subsidiary as part of its consideration of the Fund’s investment advisory agreement, the Board has not approved the Subsidiary’s investment advisory agreement given that the Fund will not be in direct privity with respect to that agreement. We believe in instances such as this, where the Adviser to the Fund and the Subsidiary are the same, and the Board is aware of the arrangements between the Adviser and the Subsidiary, the Board does not need to approve the investment advisory agreement between the Adviser and the Subsidiary, particularly given the linkage of the validity of that agreement to the continued existence of the Fund’s investment advisory agreement, which is fully within the Board’s purview. However, we note that the Board may consider the Subsidiary’s investment advisory agreement in connection with its review of the Fund’s investment advisory agreement. Although we do not believe, for the foregoing reasons, that the Subsidiary’s investment advisory agreement is a material contract of the Fund such that it is required to be filed as an exhibit to the Fund’s post-effective amendment, and without conceding that view, we will include such agreement as an exhibit to the Fund’s next post-effective amendment.

(C) For the reasons stated above in response to comment 8(a), we respectfully decline to include the requested disclosure in the Fund’s prospectus. However, we represent to the Staff that the Subsidiary intends to comply with provisions relating to affiliated transactions and custody (Section 17 of the 1940 Act). Additionally, we note that the Subsidiary’s custodian has been identified in the Fund’s SAI.

(D) The Subsidiary generally employs the same investment strategy as the Fund with respect to the commodity portion of the Fund’s portfolio, except that, as disclosed in the prospectus, the Subsidiary may invest without limitation in Commodity Futures and Commodity-Linked Instruments. The Fund confirms that the Subsidiary’s principal investment strategies and principal risks are substantially the same as those of the Fund, and that the principal investment

U.S. Securities and Exchange Commission

Mr. Scott Lee

August 12, 2022

strategies and principal risk disclosures contained in the Fund’s prospectus reflect the aggregate operations of the Fund and the Subsidiary.

9.	Comment:	Please confirm whether the financials of the Subsidiary will be consolidated with the financials of the Fund. If the financials will not be consolidated, please explain why not.

	Response:	We confirm that the Subsidiary’s financial statements will be consolidated with the Fund’s financial statements.

10.	Comment:	The disclosure states that the Subsidiary may gain exposure to Commodities Futures through the use of swaps. If the Fund will derive returns principally from swaps, please include a footnote to the fee table disclosing that embedded costs of swaps and the operating expenses of the reference assets are indirect expenses of the Fund that are not included in the fee table. The footnote should also have an estimate of such costs as a percentage of the Fund’s assets for the most recent fiscal year.

	Response:	The Fund does not anticipate deriving returns principally from swaps and, consequently, does not believe these implied costs will be significant. Therefore, the Fund declines to amend the footnotes to the fee table.

11.	Comment:	The SAI addresses foreign exchange transactions as a risk of the Fund. Please clarify if such risk is a principal or non-principal.

	Response:	We confirm that foreign exchange risk is not a principal risk of the Fund and that such disclosure is appropriately located in the SAI.

12.	Comment:	The section titled “Principal Investment Strategies” states: “Although the Fund does not seek leveraged returns, investing in Commodity-Linked Instruments may have a leveraging effect on the Fund.” Please clarify the disclosure; we note the prospectus indicates the Fund will not seek leveraged returns, but that leverage is listed as a principal risk of the Fund.

	Response:	Although the Fund will not have the same risks as a leveraged fund and does not seek leveraged returns, the Fund’s use of certain instruments may expose the Fund to risks of leverage. Accordingly, the Fund believes it is appropriate to disclose such risks, and therefore has included “Leverage Risk” in its current disclosure in the summary prospectus.

13.	Comment:	Please clarify if the Fund’s holdings and concentration are likely to change over time.

	Response:	As disclosed in the prospectus, the Fund will concentrate its investments (i.e., invest more than 25% of the value of its net assets) in investments that provide exposure to agriculture commodities and/or agriculture commodities futures contracts. The Fund’s anticipated concentration is not expected to change over time.

U.S. Securities and Exchange Commission

Mr. Scott Lee

August 12, 2022

14.	Comment:	Please clarify if LIBOR transition is a risk of the Fund and, if applicable, include corresponding disclosures in the registration statement.

	Response:	We confirm that LIBOR transition is not a risk of the Fund, as the Fund will not invest in financial instruments that utilize LIBOR as a reference rate.

15.	Comment:	Please consider including risk disclosure relating to forward contracts.

	Response:	The following disclosure has been added as a principal risk of the Fund:

Forward Contracts Risk. Forward contracts are over-the-counter derivative transactions between the Fund and a counterparty to buy or sell a specified amount of an underlying investment at a specified price on a specified date in the future. The market for forward contracts is substantially unregulated and can experience lengthy periods of illiquidity or volatility. Forward contracts can increase the Fund’s risk exposure to underlying investments and their attendant risks, such as credit risk, currency risk, market risk, and interest rate risk, while also exposing the Fund to counterparty risk, liquidity risk and valuation risk.

16.	Comment:	We note the risk disclosure in the prospectus includes discussion under the section titled “Market Disruption Risks Related to Russia-Ukraine Conflict.” In addition to this discussion, please include disclosure, if appropriate, pertaining to the risks relating to investments in securities of some companies based in China or Hong Kong, in light of the impact of the Holding Foreign Companies Accountable Act (“HFCAA”) and the Public Company Accounting Oversight Board’s (“PCAOB”) determination that if it cannot inspect or investigate completely such companies’ auditors, securities of such companies may be delisted in the future.

	Response:	The Fund believes that the effects of the HFCAA and the PCAOB determinations do not have the same potential market effects as the market disruption risks related to the Russia-Ukraine conflict. In addition, the Fund currently does not invest in securities of companies based in China or Hong Kong. As a consequence the fund does not believe this disclosure is germane to the Fund. However, the Fund will continue to monitor the impact of both the HFCAA and the PCAOB’s determination as it relates to the Fund’s investments and the risk profile of the Fund, and the Fund will amend its registration statement in the future to include such risk disclosure, if appropriate.

17.	Comment:	The section titled “Tax Risk” in the Fund’s summary contains the following description of the phrase “No K-1”:

The phrase “No K-1“ in the Fund’s name means that the Fund does not issue a Schedule K-1, which is the tax reporting form issued by commodities partnerships. Schedule K-1 typically presents additional

U.S. Securities and Exchange Commission

Mr. Scott Lee

August 12, 2022

complexities. Instead, like most other ETFs, the Fund reports income on Form 1099.

Please consider moving the location of this language to the “Principal Investment Strategies” section, as it seems more appropriate as a strategy rather than a risk.

	Response:	We have moved the disclosure cited by the Staff and inserted it as the new penultimate paragraph of the “Principal Investment Strategies” section.

18.	Comment:	The prospectus states that the Fund “may invest in exchange-traded common stocks of companies that operate in agriculture businesses and in associated businesses, including companies that provide services or have exposure to such businesses.” With respect to the Fund’s investment in exchange-traded common stocks, please clarify if direct investment in common stock is in U.S. or foreign stocks, as well as the market cap of the issuers.

	Response:	We have added the following disclosure immediately following the language cited by the Staff: “Such common stocks may be U.S. or non-U.S. listed and may be of companies of any market capitalization.”

19.	Comment:	The prospectus includes disclosure for “Geographic Risk.” To the extent the Fund’s investments have a geographic concentration in a particular country or region, please provide the appropriate corresponding strategy.

	Response:	The Fund is not currently concentrated in a specific geographic region or country. However, should the Fund become so concentrated, we will include the appropriate risk and strategy disclosure pertaining to that concentration in the Fund’s prospectus.

20.	Comment:	The prospectus states: “if the Fund seeks to track an index, the use of fair value pricing could result in a difference between the prices used to calculate the Fund’s NAV and the prices used by that index, which may increase the Fund’s tracking error.” Please clarify or revise the disclosure, as the Fund does not seek to track an index.

	Response:	We have revised the disclosure to remove the cited language referring to index tracking.

21.	Comment:	The SAI states: “If the Fund were to permit or require Creation Units to be issued in-kind in exchange for Deposit Securities, the Fund may issue Shares in advance of receipt of Deposit Securities...”. Please clarify that the Fund intends to create/redeem primarily in cash.

	Response:	We note that the paragraph immediately prior to the one containing the statement cited by the Staff includes disclosure stating that the “Fund generally issues and redeems Creation Units principally for cash...”. The disclosure cited by the Staff is intended to provide additional information to an investor in the event that the

U.S. Securities and Exchange Commission

Mr. Scott Lee

August 12, 2022

Fund were to permit or require Creation Units to be issued in-kind in exchange for Deposit Securities.

*                    *                     *                    *

We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (630) 684-6075 or Mark Greer at (312) 964-3505.

Sincerely,

/s/ Michael Murphy
Michael Murphy
Senior Counsel

cc:	Adam Henkel, Esq.
Eric Purple, Esq.
Alan Goldberg, Esq.
Mark Greer, Esq.

APPENDIX A

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.59%
Other Expenses(1)	0.00%
Acquired Fund Fees and Expenses(2)	0.03%
Total Annual Fund Operating Expenses	0.62%
Fee Waiver and/or Expense Reimbursement(3)	0.03%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.59%

(1) “Other Expenses” are based on estimated amounts for the current fiscal year.

(2) Acquired Fund Fees and Expenses are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies including money market funds. These expenses are based on the total expense ratio of the underlying funds disclosed in each underlying fund’s most recent shareholder report. Please note that the amount of “Total Annual Fund Operating Expenses” shown in the above table may differ from the ratio of expenses to average net assets included in the “Financial Highlights” section of the Fund’s Annual Report, when available, which will reflect the operating expenses of the Fund and will not include indirect expenses such as Acquired Fund Fees and Expenses. Acquired Fund Fees and Expenses are estimated for the current fiscal year.

(3) Through August 31, 2024, Invesco Capital Management LLC (the “Adviser”) has contractually agreed to waive a portion of the Fund’s management fee in an amount equal to 100% of the net advisory fees an affiliate of the Adviser receives that are attributable to certain of the Fund’s investments in money market funds that are managed by affiliates of the Adviser and other funds managed by the Adviser or affiliates of the Adviser. This waiver will have the effect of reducing the Acquired Fund Fees and Expenses that are indirectly borne by the Fund. The Adviser cannot discontinue this waiver prior to its expiration.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are equal to the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement in the first two years and the Total Annual Fund Operating Expenses thereafter. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$60	$192